                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                (AMENDMENT NO. 2)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               PROFESSIONAL LEASE MANAGEMENT INCOME FUND I, L.L.C.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                      EAST RIVER CAPITAL II, LLC (OFFEROR)
                 EAST RIVER CAPITAL LLC (MEMBER OF THE OFFEROR)
                     JAMES A. COYNE (MANAGER OF THE OFFEROR)
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                                  CLASS A UNITS
                         (TITLE OF CLASS OF SECURITIES)

                                       N/A
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JAMES A. COYNE
                                 200 NYALA FARMS
                               WESTPORT, CT 06880
                                 (203) 301-0555
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                                MICHAEL J. CHOATE
                        111 EAST WACKER DRIVE, SUITE 2800
                             CHICAGO, ILLINOIS 60601
                                 (312) 836-4066

                            Calculation of Filing Fee
---------------------------------------- ---------------------------------------
Transaction Valuation:  $5,480,871.75*     Amount of Filing Fee:  $1,096.17
---------------------------------------- ---------------------------------------

* For purposes of calculating the filing fee only. Assumes the purchase of 2,435,943 Units at a purchase price equal to $2.25 per Unit in cash.

 |X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $1,096.17
         Form or Registration No.:  SC TO-T
         Filing Party:              James A. Coyne
         Date Filed:                May 10, 2006
 |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to Rule 14d-1.
         |_|      issuer tender offer subject to Rule 13e-4.
         |_|      going private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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                         AMENDMENT NO. 2 TO TENDER OFFER

         This Amendment No. 2 amends and supplements the tender offer statement on Schedule TO (the "Schedule TO") filed with the U.S. Securities and Exchange Commission ("SEC") on May 10, 2006 and amended on May 31, 2006. This amended tender offer statement on Schedule TO relates to the offer (the "OFFER") by East River Capital II, LLC, a Delaware limited liability company (the "PURCHASER"), to purchase up to 2,435,943 units of Class A Units (the "UNITS") of Professional Lease Management Income Fund I, L.L.C., a Delaware limited liability company (the "FUND"), the subject company, at a purchase price equal to $2.25 per Unit, in cash, less the amount of any distributions declared or made with respect to the Units between May 10, 2006 (the "OFFER DATE") and June 9, 2006 or other date to which this Offer may be extended (the "EXPIRATION DATE"), hereinafter referred to as the "OFFER PRICE," upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2006, as amended on May 31, 2006 and the related Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer Price will be reduced for distributions made or declared prior to the Expiration Date. Under the terms of the Offer, tendering Unitholders assign any distributions made or declared by the Fund after the Expiration Date. On May 25, 2006, the Fund filed a current report on Form 8-K announcing a cash distribution of $1.20 per Unit that is payable on June 15, 2006 to Unitholders of record as of May 25, 2006. If the Offer Price is changed, for any reason other than for a distribution, the Purchaser will file an amendment to this Schedule TO reflecting the change and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         The information set forth in the Schedule TO filed with the SEC on May 10, 2006, including the information contained in the Offer to Purchase and in the accompanying Letter of Transmittal, and the Amendment No. 1 filed with the SEC on May 31, 2006 are incorporated herein by reference in response to all of the items of this amendment, except that the information is amended and supplemented to the extent specifically provided herein.

AMENDMENT TO THE OFFER TO PURCHASE

         The Purchaser is amending its filing in the Offer to Purchase to clarify the Purchaser's ability to fund the Offer Price for tendered Units and the expenses associated with the Offer. Items not amended remain unchanged, and capitalized terms are used as defined in the Schedule TO. Section 10--Certain Information Concerning the Purchaser, second paragraph, shall be amended and supplemented as follows:

         The Purchaser's assets consist of at least $6 million in cash and cash equivalents. In addition, East River Capital LLC, formed in January 2006, has at least $6 million of liquid, unencumbered assets available to fulfill its commitment to purchase the total amount of Units tendered, plus expenses associated with the Offer. Collectively, the Purchaser and its sole member have aggregate liquid, unencumbered assets that are more than sufficient to fund their obligation to purchase Units in this Offer and satisfy any other outstanding obligations. Because the Purchaser and its sole member are not public companies, they have



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        not prepared audited financial statements or financial statements prepared in accordance with generally accepted accounting principles.

EXTENSION OF THE OFFER

         The Expiration Date for the Offer has been extended from June 9, 2006 at 12:00 midnight, eastern time to June 26, 2006 at 12:00 midnight, eastern time. The Offer to Purchase and all related documents are hereby amended to reflect this extension. Further, all references to the "Expiration Date" shall mean 12:00 midnight, eastern time, on June 26, 2006 or other date to which the Offer may be extended. To date, the approximate number of Units deposited in response to the Offer is 234,140 Units.

ITEM 12. EXHIBITS.

(a)  (1) Offer to Purchase, dated May 10, 2006*
(a)  (2) Form of Letter of Transmittal*
(a)  (3) Form of Letter to Unitholders, dated May 10, 2006*
(a)  (3) Form of Letter to Unitholders, dated May 31, 2006 **
(a)  (4) Form of Letter to Unitholders, dated June 9, 2006 (filed herewith)
(b)- (h) Not applicable.
-------
* Previously filed as an exhibit to the Schedule TO on May 10, 2006.
** Previously filed as an exhibit to the Schedule TO/A on May 31, 2006.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.









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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2006

EAST RIVER CAPITAL II, LLC

/S/ JAMES A. COYNE
--------------------------
By:      James A. Coyne

Its:     Manager










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                                  EXHIBIT INDEX

Exhibit      Description
(a)   (1)     Offer to Purchase, dated May 10, 2006*
(a)   (2)     Form of Letter of Transmittal*
(a)   (3)     Form of Letter to Unitholders, dated May 10, 2006*
(a)   (3)     Form of Letter to Unitholders, dated May 31, 2006 **
(a)   (4)     Form of Letter to Unitholders, dated June 9, 2006 (filed herewith)


*Previously filed as an exhibit to the Schedule TO on May 10, 2006.
** Previously filed as an exhibit to the Schedule TO/A on May 31, 2006.








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